Exhibit 99.B(m)

DISTRIBUTION PLAN

SEI TAX EXEMPT TRUST

Class G Shares

WHEREAS, SEI Tax Exempt Trust (the “Trust”) is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Trust offers for sale shares of common stock of the Trust that are designated and classified into one or more distinct portfolios of the Trust;

WHEREAS, the Trust desires to compensate SEI Investments Distribution Co., the Trust’s principal underwriter (the “Distributor”) for offering shares of each of the portfolios listed on Exhibit A attached hereto (each, a “Fund” and, collectively, the “Funds”);

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Trust and the shareholders of the Class G Shares of the Funds; and

WHEREAS, pursuant to Rule 12b-1 under the 1940 Act, the Board of Trustees of the Trust must adopt a plan under which the Distributor will provide the distribution services stated in Section 2.

NOW, THEREFORE, the Board of Trustees of the Trust hereby adopts this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

Section 1.  The Trust has adopted this Class G Distribution Plan (the “Plan”) to enable the Trust to directly or indirectly bear expenses primarily intended to result in the sale of the Class G Shares of each Fund, including payments relating to the distribution of the Class G Shares.

Section 2.  The Trust will pay the Distributor a fee on the Class G Shares of the Funds up to the amount set forth on Exhibit A for distribution services. The Distributor may use this fee for any activities or expenses primarily intended to result in the sale of the Class G Shares of the Funds, including, but not limited to, (i) as compensation for the Distributor’s services in connection with distribution assistance; or (ii) as a source of payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Distributor’s affiliates and subsidiaries as compensation for services or reimbursement of expenses incurred in connection with distribution assistance.

Section 3.  In consideration of the services to be provided by the Distributor, each Fund that has issued Class G Shares will pay to the Distributor a fee at an annual rate of up to 0.25%

(twenty-five basis points) of the average net asset value of all the Class G Shares, which fee will be computed daily and paid monthly.

Section 4.  This Plan shall not take effect with respect to any Fund until it has been approved (a) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees, cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement, and, if adopted after the public offering of the Class G Shares, (b) by a vote of at least a majority of the outstanding voting securities of Class G Shares.

Section 5.  This Plan shall continue in effect for a period of more than one year after it takes effect. Thereafter, this Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided in Part (a) of Section 4 herein for the approval of this Plan.

Section 6.  Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7.  This Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Class G Shares of the Funds.

Section 8.  All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the Trust’s outstanding voting securities of the Class G Shares of the Funds, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 9.  This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 3 hereof without the approval of the shareholders holding a majority of the outstanding voting securities of Class G of the Funds, and all material amendments to this Plan shall be approved in the manner provided in Part (a) of Section 4 herein for the approval of this Plan.

Section 10.  As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have their respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 11.  While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 12.  The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Section 6 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

Section 13.  This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

EXHIBIT A

Intermediate-Term Municipal Fund	.25%
Short Duration Municipal Fund	.25%
California Municipal Bond Fund	.25%
Massachusetts Municipal Bond Fund	.25%
New Jersey Municipal Bond Fund	.25%
New York Municipal Bond Fund	.25%
Pennsylvania Municipal Bond Fund	.25%
Tax-Advantaged Income Fund	.25%
Institutional Tax Free Fund	.25%
Tax Free Fund	.25%
Massachusetts Tax Free Money Market Fund	.25%